February 12, 2025

Francis Chi Yin Ng
Co-Chief Executive Officer and Director
Copley Acquisition Corp
Suite 4005-4006, 40/F, One Exchange Square
8 Connaught Place, Central, Hong Kong

       Re: Copley Acquisition Corp
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 3, 2025
           File No. 333-283972
Dear Francis Chi Yin Ng:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed February 3, 2025 Cover Page

1. We note your response to prior comment 2. As previously requested, please disclose
       the location of your auditor   s headquarters on the cover page.
2. We note your response to prior comment 3. Please revise to include the substance of your response on the cover page of the prospectus.
3. We note your response to prior comment 5. Please also address whether the issuance of additional Class B shares upon a change in the size of the offering may result in material dilution to shareholders. Please see Item 1602(a)(3) of Regulation S-K.
       Please also include disclosure regarding the issuance of additional Class B shares upon a change in the size of the offering in the tables depicting compensation and securities issuable to the sponsor on pages 12 and 121, and outside of the tables,
 February 12, 2025
Page 2

      discuss the extent to which such issuances may result in material dilution to shareholders. Please see Item 1602(b)(6) of Regulation S-K.
Summary, page 1

4. We note your responses to prior comments 7 and 21. Please revise to include the substance of your response to prior comment 7 in the summary. Also revise to address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
Summary of Risk Factors, page 41

5. We note your response to prior comment 13. Please revise to provide cross-references to the more detailed discussion of the the risks, found elsewhere in the prospectus, that your corporate structure and being based in China poses to investors. Proposed Business
Sponsor Information, page 120

6. We note your response to prior comment 18. Please revise the tables on pages 14 and
      123-124 to disclose the lock-up agreement between you, the sponsor, and your directors and officers, on the one hand, and Clear Street, on the other.
       Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Michael Blankenship